umicore

03 FEB 20 AM 7:21

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA

For the attention of Mr Paul M. Dudek

03007417

Brussels, February 18, 2003
LegalCorp 05/2003

SUPPL

Dear Sir,

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the following documents :

- the press release issued on February 14, 2003 entitled "Results 2002";
- the notice for the extraordinary general meeting to be held on March 14, 2003.

Yours sincerely,

Umicore

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

J. Fiérain
Manager Corporate Administration

A. Godefroid
Corporate Vice President Legal & Environmental Affairs

Encl.

dlw 3/14

n.v. Umicore s.a.
Administration & Legal Department
Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium

Tel +32 2 227 71 11
Fax +32 2 227 79 00

VAT BE401 574 852
Bank 210-0052900-87

umicore

Press release

14 February 2003

Results 2002

- Earnings per share before extraordinary items and inventory write-downs were €1.63 in the second half of 2002. This compared with €1.51 per share in the first half of 2002 and €1.11 in the second half of 2001.
- Full year EPS before extraordinary items and inventory write-downs reached €3.14 per share compared with €4.80 in 2001.
- Strong operating cash flows and working capital reductions allowed further significant reduction in debt. Debt to equity ratio stands at 12%.
- Operations:
    - **Advanced Materials**: affected heavily by the downturn in the telecommunications sector and the general economic slowdown. Operating performance down 46% to € 17.8 million.
    - **Precious Metals**: sustained excellence in performance with further improvements in process efficiency. Operating performance up 4% to €52.5 million.
    - **Copper**: completion of the modernization programme at Pirdop allowed improvement in EBIT in second half. The copper market remained weak with overall sales levels decreasing. Operating performance down 25% to € 9.7 million.
    - **Zinc**: operating results affected by depressed treatment and refining charges and extremely low zinc price, although markets for specialty products resisted better. Operating performance down 59% to € 21.2 million.
- 7 small to medium size acquisitions in zinc and advanced materials completed in 2002.
- Agreement to take 40% stake in IEQSA, South America's premier transformer of zinc products.
- Proposed gross dividend of € 1.40 per share.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

Key Figures *(€ million)*	2000	2001	2002
♦ EBIT	**175.9**	**143.7**	**98.7**
♦ EBITDA	**300.9**	**276.3**	**237.7**
♦ Operating cash flow	**250.5**	**172.4**	**159.1**
♦ Return on capital employed (%)	**11.7%**	**9.5%**	**6.6%**
♦ Net consolidated profit, Group Share	**136.1**	**116.0**	**48.4**
Earnings per share (EPS) (€) (1)	*5.31*	*5.13*	*2.14*
♦ Net consolidated profit before extraordinary items and inventory write-downs, Group share	**140.0**	**108.5**	**70.9**
EPS adjusted before inventory write-downs (€) (2)	*5.47*	*4.80*	*3.14*
♦ Consolidated net financial debt	**184.3**	**261.5**	**132.9**
♦ Proposed gross dividend per share (€)	**1.40**	**1.40**	**1.40**

(1) Treasury shares not deducted

(2) Before extraordinary items

Definitions are included in the glossary in the Annexes.

GROUP EBIT
€ million


120
100
80
60
40
20
0
2001 H1
2001 H2
2002 H1
2002 H2

EPS adjusted (€)
before inventory write-downs


4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2001 H1
2001 H2
2002 H1
2002 H2

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

General Overview

Contributions to EBIT [*] *(€ million)*	**2000**	**2001**	**2002**
Advanced Materials	**22.8**	**32.8**	**17.8**
Synthetic Diamonds	**17.4**	**13.8**	**15.1**
Copper	**25.0**	**13.0**	**9.7**
Precious Metals	**30.6**	**50.3**	**52.5**
Zinc	**88.8**	**51.8**	**21.2**
Technology & Services	**10.1**	**7.8**	**8.2**
Inventory write-downs	**0.0**	(4.6)	(4.2)
Corporate and Other Activities	(18.8)	(21.2)	(21.5)
Total	175.9	143.7	98.7
[*] including operating profit of companies consolidated by equity method	25.9	22.4	21.0

Contributions to EBIT in %
(before corporate costs and other activities and inventory write-downs)


Zinc 17%
Advanced Materials 14%
Copper 8%
Diamonds 12%
Technology & Services 7%
Precious Metals 42%

n.v. Umicore s.a.
Corporate Communication
Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com
Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com
BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

- An EBIT of €98.7 million and earnings per share (before extraordinary items and inventory write-downs) of €3.14 represent a solid achievement given the adverse conditions that prevailed in 2002. Against a backdrop of persisting low metal prices and in the absence of any economic recovery, Umicore maintained its pattern of market share gains and productivity improvements. The operating performance in the second half of 2002 was in line with the first, despite adverse seasonal factors, and well ahead of the second half of 2001. On a full year basis, EBIT was down 31% on 2001, half of which due to lower zinc prices.

- The company's results also started to benefit from recent restructuring and improvement initiatives, and from the contribution of recent acquisitions.

- Strong cash flow was generated, partly from working capital reductions across the businesses, leading to a further marked reduction in the level of debt. The balance sheet was strengthened further with net debt of € 133 million at 31 December, representing a debt to equity ratio of 12%.

- Umicore's stock price outperformed the Bel 20 for the fourth year in a row by a significant margin and also outperformed most of its closest competitors.

Overview by Division

ADVANCED MATERIALS

(€ million)	2000	2001	2002
EBIT	22.8	32.8	17.8
EBITDA	46.7	56.8	39.9
Added value	106.6	117.7	101.9
Turnover	434.5	364.8	354.6
Average capital employed	226.9	232.6	239.6
ROCE	10%	13.8%	7.2%
Capital expenditure	27.0	33.9	18.8

Synthetic Diamonds

(€ million)	2000	2001	2002
Net contribution	8.0	5.4	10.1

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais Phone +32 2 227 70 63 BTW BE401 574 852
B-1000 Brussels, Belgium Fax +32 2 227 79 03 Bank 210-0053806-23 - TRB 85382
www.umicore.com e-mail info@umicore.com Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels


EBIT
(€ million)
25
20
15
10
5
0
2001 H1
2001 H2
2002 H1
2002 H2


ROCE
25%
20%
15%
10%
5%
0%
2001 H1
2001 H2
2002 H1
2002 H2

The difficult situation in the telecommunications sector and the general economic slowdown affected several businesses during 2002. This was particularly the case in terms of demand for germanium products for fibre optics. In contrast, there was an increase in overall demand for cobalt-related products. Umicore was able to further develop its market positions and in certain areas record significant market share gains.

The business group recorded an operating profit of € 17.8 million, a decrease of 46% on 2001 but a satisfactory performance given the market backdrop.

Cobalt & Energy Products experienced mixed fortunes in terms of demand from end-user markets. The year was characterised by reduced demand in the construction and automobile sectors while the markets for batteries were generally positive.

- *Engineered Powders*: hit particularly by the fall in demand for hard metals tools used in sectors such as automobiles and brown goods. Volumes and premiums were lower than for 2001. The situation showed some signs of improvement during the second half of 2002 with a rebound in Asia. The poor performance of the hard metals sector was compensated to some extent by the buoyancy of the diamond tools sector.

- *Rechargeable Batteries*: the sector improved gradually during 2002 driven by a pick up in demand for end-user applications such as mobile phones, particularly in China. Sales volumes of cobalt oxide returned to the high levels of 2000 but prices remained low. The performance of the lithium cobaltite plant in South Korea was encouraging, with progress made towards qualification of new products. Nickel hydroxide sales were disappointing as customers continued to shift to other technologies notably lithium ion.

- *Primary Batteries*: Umicore's facilities operated at close to full capacity throughout the year with sales volumes at expected levels. However, growth was slower than in previous years. The decision was made to double the capacity at the Shanghai production facility. The production of zinc calots for zinc carbon battery applications was discontinued.

- *Ceramics and Chemicals*: the business continued to perform well in a lacklustre market. Benefit was derived from an increased range of products, improved geographical reach and an aggressive defence of market positions. Pressure on prices in nickel sulphate was evident during the year with the market in oversupply as the result of a capacity increase from one of Umicore's main competitors.

- The refining activities of the business unit continued to suffer from the low price of cobalt which persisted throughout the year.

- In order to prepare for further growth and to increase focus on specific market segments, the business unit Cobalt & Energy Products has, from the beginning of 2003, been split into two separate units. Engineered Metal Powders will comprise the engineered powders and primary batteries businesses while Specialty Oxides and Chemicals will contain the ceramics and chemicals activities along with the rechargeable batteries business.

Electro-Optic Materials' year was dominated by the extreme difficulties encountered in the telecommunications sector. Reduced consumption of germanium, primarily for use in optical fibres, resulted in the germanium price falling by 40% during the course of the year. Other markets remained stable compared with 2001.

- *High-Purity Chemicals*: a marked deterioration in the market for germanium tetrachloride in 2002 was the result of the substantial reduction in demand for optical fibres in the US and Europe. Deliveries were down by more than 50% on the levels of 2001, a trend exacerbated by customer destocking. However, Umicore was able to record significant market share gains in these difficult circumstances. Good levels of germanium dioxide deliveries were not nearly enough to offset the situation in germanium tetrachloride.

- *Optics*: sales levels remained stable at the levels of 2001 but premiums for infrared materials were under pressure. The economic downturn led to reduced demand for finished laser optics and coatings for telecom applications. However, the laser optics business did benefit from its first deliveries to original equipment manufacturers (OEMs).

- *Substrates*: deliveries of germanium substrates remained at the high levels of 2001. Ongoing research work is focusing on the development of the next generation of substrates for space solar cells - in collaboration with the European Space Agency (ESA) - and on the exploration of the potential of germanium as a substrate for electronic and opto-electronic applications.

Thin Film Products: this new business unit was created in 2002. It combines part of Umicore's specialty materials activities with the newly acquired businesses of Unaxis Materials A.G. and Arconium.

- Unaxis Materials AG was integrated and exceeded expectations. It was consolidated from the beginning of the year. Unaxis Materials A.G. currently accounts for the bulk of Thin Film Products' activities. Products for optical data storage applications (coating materials for CDs, CD-Rs and DVDs) experienced strong growth despite the general economic slowdown. This more than offset the downturn in the optics and electronic businesses.

- The integration of Arconium, a leading manufacturer and supplier of indium-based products has been making good progress. Consolidated from the beginning of June, Arconium will spearhead the development of downstream indium products.

Synthetic Diamonds: sales volumes increased by 28% during 2002. This was due to a combination of market share gains in traditional market regions, successful entry into new markets and increased substitution of conventional abrasives by synthetic diamond. Continued price erosion led to a 13% drop in Megapode's revenues, although profitability was maintained by cost-cutting and productivity improvements. The extraordinary charges incurred in implementing this programme were also significantly lower than in 2001.

Copper

(€ million)	2000	2001	2002
EBIT	**25.0**	**13.0**	**9.7**
EBITDA	**54.4**	**43.5**	**41.2**
Added value	**108.6**	**98.9**	**91.9**
Turnover	**1,154.5**	**1,036.2**	**924.2**
Average capital employed	**399.7**	**417.3**	**426.0**
ROCE	**6.2%**	**2.9%**	**2.0%**
Capital expenditure	**38.1**	**77.3**	**43.3**

EBIT
(€ million)


20
15
10
5
0
-5
2001 H1
2001 H2
2002 H1
2002 H2

ROCE


10%
8%
6%
4%
2%
0%
-2%
-4%
2001 H1
2001 H2
2002 H1
2002 H2

n.v. Umicore s.a.
Corporate Communication
Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com
Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com
BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

Umicore Copper continued to be affected by weakening demand, low treatment and refining charges and a low copper price averaging only USD 1,557 per tonne for the year. Against this background, and despite a substantial improvement in the second half, the full year operating performance of Umicore Copper was down 25% on 2001 at € 9.7 million.

- Production of cathodes at the Olen refinery was up compared with 2001 at 318,000 tonnes. Demand in European end-user markets has been weak, especially in the electronics and construction sectors. Overall sales of wire rod were down by 6% on 2001 levels at 367,000 tonnes, with the resilience shown by the Southern European markets in the earlier part of the year not sustained into the second half of the year. Market share gains were recorded in Europe, however. Sales of cast products were hardest hit with deliveries down some 32% at 79,000 tonnes. This was due, in part, to the upstream integration of a major client.

- The market for concentrates was tight in 2002 and there was also a reduced availability of scrap during the year.

- The investment programme at Pirdop was completed with production reaching planned levels in the second half of the year. Overall production for the year was 181,000 tonnes with annual nominal capacity now at 210,000 tonnes. A substantial improvement in results in the second half of 2002 bolstered the overall performance of the copper business. The remediation project aimed at cleaning up the historical and environmental pollution at Pirdop has also been completed.

- Umicore is assessing consolidation opportunities in the European copper industry and is continuing its study into the possibility of a combination of its copper activities with those of Lamitref Industries. In this context Umicore is also preparing for the creation of a separate entity for its copper operations.

Precious Metals

(€ million)	2000	2001	2002
EBIT	30.6	50.3	52.5
EBITDA	50.9	71.4	74.0
Added value	116.7	139.7	158.3
Turnover	739.7	764.3	767.9
Average capital employed	176.5	176.0	162.3
ROCE	17.4%	28.6%	32.3%
Capital expenditure	14.6	17.9	36.3

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais Phone +32 2 227 70 63 BTW BE401 574 852
B-1000 Brussels, Belgium Fax +32 2 227 79 03 Bank 210-0053806-23 - TRB 85382
www.umicore.com e-mail info@umicore.com Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels


EBIT
(€ million)
30
25
20
15
10
5
0
2001 H1
2001 H2
2002 H1
2002 H2


ROCE
35%
30%
25%
20%
15%
10%
5%
0%
2001 H1
2001 H2
2002 H1
2002 H2

The supply situation was varied in 2002 with reduced supplies of by-products from lead, copper and zinc smelters, combined with a lower availability of end-of-life materials as a result of lower platinum group metals (PGM) prices. This led to increased competition on these markets, especially for electronic scrap and car catalysts. Umicore Precious Metals continued to demonstrate oustanding levels of performance, however, with operating income of € 52.5 million for 2002.

- The ability to produce such returns was due, in part, to the continuing improvements in the efficiency of Umicore's precious metals operations. In this context, the company was able to continue the reduction of intermediate stocks during 2002.
- Umicore was also able to benefit from PGM prices that were better than market levels in 2002 by having partially locked in the higher prices that prevailed in early 2001.
- In the medium term the prospects for an improvement in the supply situation are more positive. The introduction of legislation in the EU is set to further increase the opportunities for new supplies of end-of-life materials, particularly electronic scrap and diesel catalysts.
- The € 40 million copper leaching and electrowinning project (LEW) at Hoboken is due to come on stream in the first half of 2003. This will allow further efficiency gains to be made at the plant and will further increase the flexibility to treat a wide range of secondary materials.

n.v. Umicore s.a.
Corporate Communication
Broekstraat 31 Rue du Marais Phone +32 2 227 70 63 BTW BE401 574 852
B-1000 Brussels, Belgium Fax +32 2 227 79 03 Bank 210-0053806-23 - TRB 85382
www.umicore.com e-mail info@umicore.com Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

Zinc

(€ million)	2000	2001	2002
EBIT	88.8	51.8	21.2
EBITDA	128.2	86.6	59.3
Added value	274.0	244.2	210.1
Turnover	971.8	817.9	762.7
Average capital employed	333.2	290.5	258.1
ROCE	26.7%	17%	7.3%
Capital expenditure	25.3	41.6	43.4

EBIT
(€ million)


50
40
30
20
10
0
2001 H1
2001 H2
2002 H1
2002 H2

ROCE


35%
30%
25%
20%
15%
10%
5%
0%
2001 H1
2001 H2
2002 H1
2002 H2

The zinc price during 2002 averaged USD 778 per tonne - down 13% on the already low levels seen in 2001. The general economic climate and the resultant slowdown in many end-user industries have been the main causes of this evolution. During 2002 continued emphasis was placed on added-value products and recycling - the proportion and volume of production from secondary feed increased compared with 2001. Operating profit was down 59% at € 21.2 million.

- **Zinc Smelting**: production of slabs was 485,000 tonnes, close to the anticipated level. The market for concentrates during 2002 was extremely tight and market treatment charges were low as a result. Umicore was partially shielded from this situation by the long-term nature of its supply contracts. The price of sulphuric acid improved during the course of the year, but this positive effect was more than offset by the increase in the cost of electricity.

- **Padaeng Industries**: The condition of the zinc market in 2002 affected the results of Padaeng, which reported a small operating profit and a net loss after financing costs. The very low zinc price, combined with increased costs of raw materials, squeezed the company's margins. However, supported by a strong domestic market, the company has continued to develop its zinc specialty products, which represented 30% of the tonnage sold in 2002. The company has also continued to expand its capability to process more complex but less

expensive raw materials. Improved cash flow has allowed Padaeng to continue to strengthen its financial position.

- **Zinc Alloys and Chemicals:** The Zinc Alloying and Zinc Chemicals business units were combined in the course of 2002. This will facilitate the development of an integrated recycling service for Umicore's customers.

  - *Die-casting*: demand for die-casting alloys remained subdued in Europe although Umicore increased its market share. Demand showed improvement in a highly competitive Asian market.
  - *Galvanizing*: sales of standard products improved compared with 2001; sales of specialty alloys also showed improvement - partly the result of some customers switching to specialty alloys from standard products. Overall, premiums in galvanizing alloys were under pressure in 2002.

  In the alloys business, the acquisition of GM Metals has enhanced Umicore's ability to provide a complete service to its customers in the die-casting industry.

  - *Zinc oxide*: the restructuring of Umicore's operations was completed with the closure of the La Ciotat plant at year's end. The company's zinc oxide business is now fully concentrated at the Zolder and Eijsden plants, and was strengthened by the acquisition of a 50% stake in Rezinal, a key supplier of zinc ashes.

  - *Fine zinc powder*: sales were up on the levels of 2001. Umicore is now the world's number one producer. The acquisition of Fuhong in June marked Umicore's entry into the world's fastest growing market - China.

  - *Thermal refining*: the simplified flow sheet introduced to the operations enabled a significantly improved performance to be achieved.

- **Building Products**: Demand in the key French market was better than expected. The situation elsewhere in Europe was more difficult - Germany was bleak with the construction industry experiencing another year of reduced activity levels. Overall sales volumes were similar to those of 2001 but premiums suffered as a result of increased competition. The business has continued its programmes aimed at accessing new markets, such as Australia and the US. The company concluded a commercial joint venture in Russia.

  In late 2002, Umicore concluded an agreement to purchase assets of Swiss-based metals transformer Strub. Strub has a long tradition in the manufacture of a full range of high quality building accessories in copper, zinc, stainless and galvanized steel. Umicore Building Products will take over activities in Switzerland and Slovakia. In addition to the increased geographical reach that this acquisition provides, it extends Umicore's presence in multi-metal transformed products. This takes further the concept that was initiated in 2001 with the acquisition of a zinc / copper transformer in Maintal, Germany.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais B-1000 Brussels, Belgium www.umicore.com
Phone +32 2 227 70 63 Fax +32 2 227 79 03 e-mail info@umicore.com
BTW BE401 574 852 Bank 210-0053806-23 - TRB 85382 Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

At the end of January 2003, Umicore reached an agreement to acquire 40% of the shares of Peruvian-based Industrias Electroquimicas (IEQSA). The deal involves an investment of USD 12 million, in cash and Umicore shares, of which USD 5 million in the form of a capital increase. IEQSA is South America's biggest zinc transformer and produces rolled zinc for building applications and other zinc products including zinc calots for zinc carbon batteries in which IEQSA has a world leadership position. In this context IEQSA has purchased Umicore's calot production lines following Umicore's decision in 2002 to stop production in Belgium. The deal provides Umicore with a stake in a production base that will provide further development possibilities on the American continent and also access to products which are complementary to Umicore's current range.

Technology & Services

(€ million)	2000	2001	2002
EBIT	10.1	7.8	8.2
EBITDA	11.8	9.6	9.8
Added value	53.6	41.2	37.8
Turnover	526.5	527.9	361.9
Average capital employed	121.9	145.0	105.9
Capital expenditure	1.9	1.5	0.7

The results of Umicore Marketing Services for 2002 showed a slight improvement on those of 2001. Although activity levels in the major European market were slightly down, the strength of the Asian market was in evidence throughout the year. In this respect, the situation in China was particularly encouraging, especially regarding the marketing of Umicore's own products. The trading operations carried out by Sogem showed an improvement on 2001.

Other

Financial debt and financial results

Consolidated net financial debt stood at € 133 million as at 31 December 2002 compared to € 261.5 million at the end of 2001, corresponding to a debt-to-equity ratio of 12%. This reflects robust operating cash flows and further reductions in working capital.

The combined effect of reduced indebtedness and lower interest rates was a reduction in financial charges compared with 2001. This was compensated however by a reduction in financial income that previously included dividends from De Beers.

Share buy-back

The share buy-back programme continued in 2002. As of 31 December 2002, Umicore owned 8.04% of its share capital (1,816,695 shares). As of 13 February, Umicore owned 8.22 % of its share capital (1,857,397 shares).

Non-recurring items

Provisions were set aside primarily for site closures, production reconfiguration and the rehabilitation of the site at Angleur.

Umicore recorded a € 4.2 million non-cash inventory write-down at the end of the year relating to zinc and cobalt. A non-recurring profit of € 4.5 million was brought about by a change in the application of the SFAS 87 accounting rules for pension plans thereby aligning provisions with ongoing pension obligations. Both of these non-recurring items were reported as operating income.

Currency hedging

Umicore benefited from a USD / EUR exchange rate of about 0.94 fixed as part of the company's dollar hedging policy. This compared favourably with the average market exchange rate during the year. Umicore carried on its hedging programme which now extends to 2005. The US dollar exposure for 2003 and 2004 has been fully hedged at average forward rates of 0.93 and 0.91 USD/EUR, respectively. 25% of the dollar exposure for the year 2005 has been hedged at an average exchange rate of USD 0.98 per Euro.

Dividend

A gross dividend of €1.40 per share will be proposed by the Board.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

Outlook

Advanced Materials: *Cobalt & Energy Products*: the market for both rechargeable and primary batteries is set to strengthen in 2003 while the ceramics and chemicals business should benefit from the introduction of a new range of products. The situation in the engineered powders sector gives grounds for cautious optimism. *Electro-Optic Materials:* the continued downturn in the telecommunications sector will continue to weigh on demand for germanium for fibre optic applications. The longer-term outlook in this regard is more encouraging however, with demand driven by largely undeveloped 'last mile' connections and short distance networks. The optics market is likely to remain stable in 2003, while demand for germanium substrates is set to fall back slightly - although this should be followed by a quick recovery. *Thin Film Products:* it is expected that optical data storage applications will continue to provide the engine for growth.

Copper: In 2003 Umicore will benefit for a full year from the improvements made at the Bulgarian operations. The situation regarding treatment charges has further deteriorated with demand from smelters set to exceed the availability of concentrates. It is hoped that in the medium-term the World Trade Organization mechanisms will allow the competitive distortions benefiting Indian and Chinese smelters to be addressed. Overall expectations for 2003 in terms of demand for copper products will obviously depend on any overall market upturn but there is currently no sign of any real improvement in this regard.

Precious Metals: The complex supply situation will be subject to further changes during 2003. Similarly, the various metals recovered and refined by Umicore are set to experience contrasting evolutions in terms of price, something that will affect the level of availability and therefore the supply mix. The flexibility of Umicore's installations means that the Group is confident of its ability to attract adequate supply. Growth prospects for supplies of end-of-life materials remain encouraging. The 2003 result will also include a contribution from additional destocking due to the increased efficiencies to be generated once the new LEW plant comes on stream. Overall, Umicore expects to be able to maintain the high performance level of it Precious Metals unit.

Zinc: Demand for *alloys* will depend on any general economic revival. The *oxide* operations will reap the rewards of the restructuring efforts in a difficult market, while in *fine powders* the benefits of internationalisation and strengthened leadership stand the business in good stead. In building products, the outlook for the European market is flat with efforts continuing for the penetration of new markets. Umicore does not count on any immediate improvement in the zinc price. There are signs, however, of a more fundamental level of restructuring of the zinc industry - particularly in Europe. This should lead to a better overall equilibrium between the various players within the industry. This has already started to positively affect premiums and sulphuric acid prices in Europe. Umicore expects the improving supply situation in the European market to be reflected in the treatment charges negotiated in 2003.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

ANNEXES – Financial statements

Consolidated income statement*

(€ million)	**2000**	**2001**	**2002**
Turnover [(1)]	3,834.7	3,511.2	3,172.1
Operating profit	**150.0**	**121.3**	**77.6**
Net financial income (charge)	(15.2)	(18.0)	(16.6)
Current profit	134.8	103.3	61.0
Extraordinary profit (loss)	3.7	29.7	(19.6)
Profit before taxes	**138.5**	**133.0**	**41.4**
Income taxes	(10.3)	(10.4)	(3.2)
Result from equity consolidated companies	13.5	12.9	15.1
Net consolidated profit	141.5	135.5	53.3
Group share	**136.1**	**116.0**	**48.4**
Minority share	5.4	19.5	4.9

(1) The turnover is influenced by currency and metal values without proportional impact on margins

* *"The statutory auditor, PricewaterhouseCoopers Reviseurs d'Entreprises SCCRL, represented by Robert Peirce and Luc Discry, have confirmed that their audit work, which is substantially complete, has not revealed any significant matters requiring adjustments to the accounting information included in this press release."*

Earnings

(€ million)	**2000**	**2001**	**2002**
♦ Net consolidated profit (loss), Group share	136.1	116.0	48.4
EPS declared (€ per share)	***5.31***	***5.13***	***2.14***
♦ Net consolidated profit (loss) before extraordinary items, Group share	140.0	105.2	68.3
EPS adjusted (€ per share)	***5.47***	***4.65***	***3.02***
♦ Net consolidated profit (loss) before extraordinary items and inventory write-downs, Group share	140.0	108.5	70.9
EPS adjusted before inventory write-downs (€ per share)	***5.47***	***4.80***	***3.14***
♦ Net consolidated profit (loss) before extraordinary items, inventory write-downs and goodwill amortisation, Group share	152.8	117.3	79.4
EPS adjusted before inventory write-downs and goodwill amortisation (€ per share)	***5.97***	***5.19***	***3.51***

Consolidated statement of cash flows

(€ million)	**2000**	**2001**	**2002**
Operating cash flow	250.6	172.4	159.1
Change in working capital	39.7	(21.0)	177.5
Impact of translation and change in scope of consolidation	(19.1)	11.2	(8.4)
Net cash provided by (used in) operating activities	**271.2**	**162.6**	**328.2**
Capital Expenditure	(104.4)	(178.0)	(150.7)
Acquisitions	(41.0)	(45.6)	(45.1)
Disposals	65.4	146.1	7.8
Loans	1.1	0.6	19.7
Net cash provided by (used in) investing activities	**(78.8)**	**(76.9)**	**(168.2)**
Change in long-term debts	(17.1)	(59.7)	(28.9)
Treasury shares	(65.2)	(83.9)	(40.1)
Dividends	(31.7)	(34.6)	(31.8)
Increase (decrease) in net cash and equivalents	**78.3**	**(92.5)**	**59.1**

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

Consolidated balance sheet

(€ million)	2000	2001	2002
Fixed assets	**1,059.3**	**1,093.3**	**1,083.5**
Intangible	94.1	104.5	116.8
Tangible	700.1	773.8	771.1
Financial	265.1	215.0	195.6
Current assets	**1,452.8**	**1,449.2**	**1,199.9**
Trade receivables	257.0	288.7	266.4
Other receivables	103.2	87.8	75.6
Inventories	729.0	828.0	663.8
Cash and invested cash	223.0	138.9	180.8
Deferred charges and accrued income	140.6	105.9	13.3
TOTAL ASSETS	2,512.1	2,542.4	2,283.4
Equity	**1,149.9**	**1,141.7**	**1,092.3**
Group equity	1,100.3	1,073.5	1,023.0
Minority interests	49.6	68.3	69.3
Provisions and deferred taxes	**282.5**	**270.7**	**258.4**
Long-term debt	**206.6**	**153.8**	**92.9**
Long-term financial debt	198.7	146.1	87.4
Other long-term debt	7.9	7.7	5.5
Current liabilities	**873.1**	**976.2**	**839.8**
Short-term financial debts	208.5	254.2	226.3
Trade debts	300.5	280.7	233.3
Other current liabilities	197.8	279.3	274.1
Accrued charges and deferred income	166.3	162.0	106.1
TOTAL LIABILITIES	2,512.1	2,542.4	2,283.4

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

Glossary - Financial Definitions

EBIT:
Operating profit (loss) of fully consolidated companies + Group share in operating profit (loss) from equity consolidated companies

EBITDA:
EBIT + depreciation & amortisation + Group share in depreciation & amortisation from equity consolidated companies + metal inventory write-downs

Added value:
Operating income less external operating costs (mainly raw materials and consumables and goods and services) = Operating profit (loss) + remuneration, social security charges and pensions + current depreciation/amortisation charges + write-downs

Return on Capital Employed (ROCE):
EBIT / total average capital employed, where EBIT is adjusted for certain financial items such as securitisation costs

Capital Employed:
Total equity + net interest-bearing debt

Capital Expenditure:
Investments in tangible and intangible assets

Cash Flow before Financing:
Net cash provided by (used in) operating activities + Net cash provided by (used in) investing activities

Net Financial Debt:
Long-term financial debt + short-term financial debt - cash & invested cash

EPS Declared:
Net earnings, Group share / total number of outstanding shares (treasury shares not deducted)

EPS Adjusted:
Net earnings before extraordinary items, Group share / total number of outstanding shares (treasury shares not deducted)

EPS Adjusted before Goodwill Amortisation:
Net earnings before extraordinary items and goodwill amortisation, Group share / total number of outstanding shares (treasury shares not deducted)

Price Earnings Ratio (PER):
Closing price / EPS adjusted before inventory write-downs

Market Capitalisation:
Closing price x total number of outstanding shares (treasury shares not deducted)

VVPR strips:
The VVPR shares were stripped on 26 March 1999. Coupon No. 5 from VVPR shares entitled holders to a sheet of VVPR strips and coupon No. 5 of the ordinary shares was cancelled. In Belgium, each VVPR strip, presented together with the ordinary coupon of the same number (before 30 November in the year of dividend payment), gives the bearer the right to a reduced rate of withholding tax. This currently amounts to a reduction from 25% to 15%.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

PROFILE

Umicore is an international metals and materials group. Its activities are centred on four business areas : Advanced Materials, Copper, Precious Metals and Zinc. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 3.2 billion in 2002 and currently employs some 9,000 people.

A webcast of the analysts' meeting can be viewed on www.umicore.com as from 14 February 2003. Audio streaming will be available separately in case of technical access restrictions.

The "2002 Review of Operations", which provides more detailed information is available in English on Umicore's website and from the company's headquarters in Brussels together with financial statements and slides used for the presentation of the results to the press and analysts

For more information:
n.v. Umicore s.a.:
Press: Mr Eddy CORNELIS - Tel. +32 2 227 70 64 – eddy.cornelis@umicore.com
Investor Relations: Mrs Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

umicore
LIMITED LIABILITY COMPANY
Registered office : rue du Marais 31 Broekstraat - 1000 Bruxelles
Brussels Trade Register n° 85382

The shareholders are invited to attend the extraordinary general meeting, which will be held on Friday 14 March 2003, at 10.00 a.m., at the company's registered office, rue du Marais 31 Broekstraat, 1000 Brussels.

AGENDA

1. Use of authorized capital in the event of a takeover bid

Proposal to extend for an additional period of three years the authorization which the board of directors was given by the extraordinary general meeting of shareholders held on 10 May 2000 to increase the share capital in the cases, in accordance with the provisions, and within the limits specified in article 8, paragraph 2, of the Royal Decree of 8 November 1989 and of article 607 of the Companies Code.

Proposal to substitute accordingly the following text for the last paragraph of article 6 of the articles of association :

" *The board of directors is expressly authorized to make use of the authorized*
" *capital according to the provisions set out in article 8, paragraph 2, of the Royal*
" *Decree of 8 November 1989, relating to takeover bids, and of article 607 of the*
" *Companies Code, for a period of three years commencing at the extraordinary*
" *general meeting of Shareholders held on 14 March 2003."*

2. Declaration of significant shareholdings

Proposal to maintain the statutory threshold of 3 per cent for initial acquisitions of shares and to retain the legal thresholds of 5 per cent and any multiple of five per cent for any additional acquisitions or disposals of shares.

Proposal, accordingly, to replace the second and last paragraphs of article 8 of the articles of association respectively by the following texts :

" *(...)*
" *All such additional acquisitions and disposals of shares, which take place*
" *under the same conditions as those set out in the previous paragraph, must also be*
" *notified to the board of directors of the company and to the Belgian Banking and*
" *Finance Commission whenever, as the result of such an operation, the voting rights*
" *accruing to the shares rise above or fall below the first threshold of three per cent, or*
" *any following threshold of five per cent or any multiple of five per cent, respectively, in*
" *terms of the total number of voting rights existing at the time the operation giving rise*
" *to the declaration was effected.*
" *(...)*
" *Subject to the provisions set out above, this article will be governed by the*
" *terms and conditions of the law of 2 March 1989 concerning the publication of*
" *significant shareholdings in companies listed on the Stock Exchange and regulating*
" *public bids and the respective implementing royal decree of 10 May 1989, together*
" *with articles 514 to 516, 534 and 545 of the Companies Code, the first legal threshold*
" *of five percent being replaced by a threshold of three per cent and the legal*
" *thresholds of five percent and any multiple of five per cent being maintained with*
" *respect to all additional acquisitions or disposals of shares."*

3. Acquisition and disposal of own shares in the event of serious, imminent prejudice

Proposal to extend, for an additional period of three years starting from the date of publication in the Riders to the Belgian Official Gazette, the authorization which the company was given by the extraordinary general meeting of shareholders held on 10 May 2000, the said authorization expiring on 6 June 2003, to acquire in accordance with article 620, paragraph 1, indents 3 and 4 of the Companies Code, and to dispose, in accordance with article 622, paragraph 2, indent 2, 2° of the said code, of its own shares for the purpose of protecting the company against serious, imminent prejudice. Proposal similarly to renew the said authorization granted to the subsidiaries.

Proposal to replace accordingly the first paragraph of article 9 of the articles of association by the following text :

" ***Article 9. - Acquisition and disposal of own shares.***
" - *In the event of serious, imminent prejudice*
" *The company is expressly authorized, for a period of three (3) years starting*
" *from the date of publication in the Belgian Official Gazette of the decision taken by the*
" *extraordinary general meeting held on 14 March 2003, to acquire, in accordance with*
" *article 620, paragraph 1, indents 3 and 4 of the Companies Code, and to dispose, in*
" *accordance with article 622, paragraph 2, indent 2, 2° of the said code, of its own*
" *shares for the purpose of protecting the company from serious, imminent prejudice.*
" *These authorizations apply, according to the same conditions, to the*
" *acquisition and disposal of the company's shares by those of its subsidiaries referred*
" *to in article 627 of the Companies Code."*

4. Directors legal entities

Proposal to replace the second paragraph of article 11 of the articles of association by the following text :

" *In case a legal entity is appointed a director it shall designate among its*
" *shareholders, managers, directors or employees a permanent representative, who*
" *shall be entrusted with the director's mandate in the name and on behalf of the legal*
" *entity, in accordance with article 61, paragraph 2 of the Companies Code.*
" *Any director who is unable to attend may appoint another director to represent*
" *him at a meeting of the board of directors and to vote there on his behalf. Proof of this*
" *mandate shall be established, at the start of the meeting, by producing the original of*
" *the proxy duly signed by the director unable to attend, or a facsimile of the said*
" *original, in which case the original must be supplied without delay. The proxies shall*
" *be attached to the minutes of the meeting. A director may not represent more than*
" *one of his colleagues."*

5. Administration and day-to-day management

Proposal to provide in article 12 of the articles of association that the audit committee will be in charge of a permanent control of the tasks completed by the company's auditor.

Proposal, accordingly, to add the following sentence to the second paragraph of article 12 :

" *In particular, the audit committee set up by the board of directors will be in charge of*
" *a permanent control of the tasks completed by the company's auditor."*

Proposal to delete the fourth paragraph of article 12 of the articles of association.

6. Directiecomité/Comité de Direction

Proposal to insert a new article 13 in the articles of association, reading as follows :

" ***Article 13. - Directiecomité/comité de direction.***
" *The board of directors is authorized to appoint a "directiecomité/comité de direction" in accordance with article 524bis of the Companies Code. Such "directiecomité/comité de direction" shall be composed of directors and/or non-directors.*
" *Without prejudice to the rules provided for by article 12 regarding daily management, the board of directors is entitled to transfer all or part of its management powers to such "directiecomité/comité de direction" with the exception of 1) the general strategy of the company, 2) the powers which are exclusively conferred to the board of directors by law or by the company's articles of association, 3) the supervision of the "directiecomité/comité de direction" and 4) any decisions or operations to which article 524ter of the Companies Code is applicable, in which case the procedure provided for by article 524ter, paragraph 2 shall be followed.*
" *In case a "directiecomité/comité de direction" is appointed, the board of directors will fix all conditions of the appointment of its members, their dismissal, their remuneration, if any, and their term of office. The board of directors will also fix the rules of internal organisation and functioning of the "directiecomité/comité de direction" and its reporting duties vis-à-vis the board of directors."*

Accordingly, proposal to renumber the articles of association.

7. Representation of the company

Proposal to replace article 14 (old article 13) of the articles of association by the following text :

" ***Article 14. - Representation.***
" *The company shall be validly represented before court and in all legal acts, including those in which a civil servant or a ministerial officer intervenes :*
" - *either by the board of directors;*
" - *or by two directors acting jointly;*
" - *or, within the limits of day-to-day management, by any person or persons to whom said management has been delegated, acting individually or jointly;*
" - *or, in case a "directiecomité/comité de direction" is appointed, by one director and one member of the "directiecomité/comité de direction" signing jointly or, within the powers granted to such "directiecomité/comité de direction", by two members of it acting jointly.*
" *In addition, the company shall be validly represented, within the limits of their mandates, either by special representatives appointed by the board of directors, by two directors or, within the limits of day-to-day management, by any person to whom such management powers have been delegated, or, in case a "directiecomité/comité de direction" is appointed, by any special representative appointed by the "directiecomité/comité de direction"."*

8. Ordinary general meetings of shareholders

- Proposal to replace the terms "annual" general meeting of shareholders in the articles of association by the terms "ordinary" general meeting of shareholders.

- Proposal to fix the hour of the ordinary general meeting of shareholders at 5.00 p.m. instead of 3.00 p.m. effective as of the ordinary general meeting of shareholders approving the 2003 annual accounts, and, accordingly, change the first paragraph of article 16 (old article 15) by the following text :

" *A general meeting of shareholders, known as the "ordinary" general*
" *meeting, will be held each year on the second Wednesday in April at 5.00 p.m.*
" *at the company's registered office or at any other location in Belgium specified*
" *in the notice convening the meeting."*

9. Terminology

Proposal to replace any reference in the articles of association to the Co-ordinated Laws on Commercial Companies by a reference to the Companies Code.

10. Acquisition of own shares

Proposal to authorize the company to acquire on the stock market, until the 2004 ordinary general meeting, a number of the company's own shares corresponding to a maximum of 10 % of the subscribed capital, at a unit price comprised between a minimum equal to the lowest closing stock market price for the last twenty trading sessions preceding the date of acquisition less ten per cent (10 %) and a maximum price per share of EUR 90.00.

This proposal also covers the authorization given to the company's subsidiaries to acquire on the stock market, or in any whatsoever way, shares in the company in accordance with the conditions of the authorisation granted to the company.

11. Power of attorney

Proposal to authorise Mister Damien Hisette, notary public, with offices at 1000 Brussels, rue de l'Association 30, with the power of sub-delegation, to co-ordinate the articles of association according to the decisions taken by the extraordinary general meeting of shareholders, to update the company's registration with the Trade Register of Brussels according to the decisions taken by the extraordinary general meeting of shareholders and to make all publications necessary in respect of such decisions.

In order to comply with article 16 of the articles of association holders of bearer shares are requested to lodge their securities by Friday 7 March 2003 at the latest at the company's registered office or with one of the following financial institutions :

FORTIS BANQUE/FORTIS BANK
BANQUE BRUXELLES LAMBERT/BANK BRUSSELS LAMBERT
BANQUE DEGROOF/BANK DEGROOF
DEXIA BANQUE/DEXIA BANK
KBC BANK
PETERCAM S.A.

Holders of registered shares must inform the company by the same date of the number of shares on the basis of which they will be attending the meeting.

Proxy forms, approved by the board of directors may be obtained from the company's registered office or the above-mentioned financial institutions.

Signed proxy forms must be deposited at the company's registered office or at the above-mentioned financial institutions by Friday 7 March 2003 at the latest.

In order for some of the above-mentioned resolutions to be validly adopted, the attendance conditions set out in articles 558, 559 and 620 of the Company Code must be complied with i.e. shareholders holding half of the capital must be present or represented at the meeting. If these conditions are not met a new extraordinary general meeting of Shareholders would be convened on Wednesday 9 April 2003 to be held immediately after the ordinary general meeting, which takes place at 3.00 p.m. This meeting would deliberate irrespective of the number of shares represented. The date "14 March 2003" mentioned in articles 6 and 9 of the articles of association would in such case be replaced by "9 April 2003".

If such a situation arises and unless your financial institution is instructed to release shares after this general meeting, the formalities completed to attend the present meeting (i.e. lodging bearer shares, proxies and notifications of attendance) will remain valid for the extraordinary general meeting of 9 April 2003.

The Board of Directors

P.S.
Shareholders may use the company's car park at rue des Comédiens, 14, 1000 Brussels, free of charge.